Exhibit (a)(6)

For Immediate Release:


            LEUCADIA NATIONAL CORPORATION COMMENCES TENDER OFFER FOR
                        ALLCITY INSURANCE COMPANY SHARES

Brooklyn, NY and New York, NY - (Business Wire) - April 29, 2003. Allcity Insurance Company (OTCBB: ALCI) ("Allcity") and Leucadia National Corporation (NYSE and PSE: LUK) ("Leucadia") announced today that Leucadia has commenced a cash tender offer to purchase all of the outstanding shares of common stock of Allcity not already owned by Leucadia and its affiliates for $2.75 per share net to the seller in cash (the "Offer"). Leucadia currently is the beneficial owner of 6,458,808 shares, or approximately 91.24%, of the outstanding common stock of Allcity.

                     The Offer is conditioned upon at least 265,886 shares of Allcity common stock being validly tendered and not properly withdrawn prior to the expiration of the Offer. Assuming the minimum condition is satisfied, following completion of the Offer Leucadia will beneficially own at least 95% of the outstanding common stock of Allcity. Following the successful consummation of the Offer, and subject to the prior approval of the New York Insurance Department, Leucadia, directly, or indirectly through one of its subsidiaries, intends to acquire any shares of Allcity common stock not purchased in the Offer pursuant to a plan for the acquisition of minority interests in accordance with
Section 7118 of the New York Insurance Law. The Offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Wednesday, May 28, 2003, unless the Offer is extended.

                     The complete terms and conditions of the Offer are set forth in an offer to purchase, letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (the "SEC") and distributed to Allcity shareholders. Allcity has filed a solicitation/recommendation statement relating to the Offer with the SEC and such statement is being distributed to Allcity shareholders with the tender offer documents. Allcity shareholders and other interested parties are urged to read the tender offer documents and the solicitation/recommendation statement because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (212) 750-5833 (for banks and brokers) and for all others call toll free at (888) 750-5834.


CONTACT:   Allcity Insurance Company              Leucadia National Corporation
           Douglas Whitenack                      Laura Ulbrandt
           (718) 422-4000                         (212) 460-1900